J. Garrett Stevens

Chief Executive Officer

Exchange Traded Concepts LLC

Administrative Sponsor to Perth Mint Physical Gold ETF

10900 Hefner Pointe Drive

Suite 207

Oklahoma City, OK 73120

June 19, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sara von Althann

Re:	Perth Mint Physical Gold ETF
Registration Statement on Form S-1
File No. 333-232065

Dear Ms. von Althann:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333- 232065) (the “Registration Statement”) of the Perth Mint Physical Gold ETF. We respectfully request that the Registration Statement become effective as of 4:00 p.m., New York City time, on June 20, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling David Sirignano at (202) 739-5420.

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Very truly yours,

EXCHANGE TRADED CONCEPTS, LLC

Administrative Sponsor of Perth Mint Physical Gold ETF

By:	/s/ J. Garret Stevens
J. Garrett Stevens
Chief Executive Officer

CC:	David A. Sirignano, Esq., Morgan, Lewis & Bockius LLP

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